Appendix B: Wheaton River Los Filos—Mexico (100%)

- Located in Mexico's Guerrero State
- Acquired by Wheaton in 2003
- Previous Teck Cominco exploration: 400 drillholes totalling 90,000 metres of drilling
- Estimated heap leach recoveries > 70%
- Early stage exploration indicates potential to expand resources
- Feasibility study to be completed early 2005
- Expected capital costs: $80 million
- LOM average Production of 175,000 ounces of gold to begin Q3 2006


Los Filos, Mexico

GOLD RESERVES AND RESOURCES

CATEGORY	TONNES (mm) (100%)	GRADE (g/t)	ATTRIBUTABLE GOLD (mm oz) (100%)
Measured & Indicated	61.9	1.09	2.16
Inferred	5.7	0.63	0.12

Source: Wheaton River Minerals Website

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